FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 4/26/2016

Ternium S.A.

(Translation of Registrant's name into English)

Ternium S.A.
29, Avenue de la Porte-Neuve

L-2227 Luxembourg

(352) 2668-3152

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                                                           Yes          No  Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing first quarter 2016 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio                                       By: /s/ Daniel Novegil

Name: Pablo Brizzio                                      Name: Daniel Novegil

Title: Chief Financial Officer                         Title: Chief Executive Officer

Dated: April 26, 2016

Sebastián Martí

Ternium - Investor Relations

+1   (866) 890 0443

+54 (11) 4018 2389

www.ternium.com

Ternium Announces First Quarter 2016 Results

Luxembourg, April 26, 2016 – Ternium S.A. (NYSE: TX) today announced its results for the first quarter ended March 31, 2016.

The financial and operational information contained in this press release is based on Ternium S.A.’s operational data and consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and presented in U.S. dollars (USD) and metric tons.

Summary of First Quarter 2016 Results

	1Q 2016	4Q 2015		1Q 2015

Steel Shipments (tons)	2,431,000	2,310,000	5%	2,431,000	0%
Iron Ore Shipments (tons)	834,000	906,000	-8%	965,000	-13%
Net Sales (USD million)	1,655.5	1,809.9	-9%	2,126.1	-22%
Operating Income (USD million)	202.4	191.6	6%	204.1	-1%
EBITDA [1] (USD million)	303.0	297.1	2%	313.4	-3%
EBITDA per Ton [2] (USD)	124.7	128.6		128.9
EBITDA Margin (% of net sales)	18.3%	16.4%		14.7%
Equity in Results of Non-Consolidated Companies	2.4	(213.4)		(9.5)
Net Income (Loss) (USD million)	123.6	(126.5)		95.8
Equity Holders' Net Income (Loss) (USD million)	94.4	(126.2)		68.5
Earnings (Losses) per ADS (USD)	0.48	(0.64)		0.35

•         EBITDA of USD303.0 million in the first quarter 2016, 2% higher than in the fourth quarter 2015 as a result of an increase in shipments, partially offset by slightly lower EBITDA per ton.

  Earnings per American Depositary Share (ADS) [3] of USD0.48 in the first quarter 2016.
  Capital expenditures of USD97.8 million in the first quarter 2016, compared to USD123.8 million in the fourth quarter 2015.

[1] EBITDA in the first quarter 2016 equals operating income of USD202.4 million adjusted to exclude depreciation and amortization of USD100.7 million.

[2] Consolidated EBITDA divided by steel shipments.

[3] Each American Depositary Share (ADS) represents 10 shares of Ternium’s common stock.  Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776.

  Net debt position of USD1.0 billion at the end of March 2016, down from USD1.1 billion at the end of December 2015 and equivalent to 1.0 time net debt to last twelve months EBITDA.

  Ternium’s operating income in the first quarter 2016 was USD202.4 million, slightly higher compared to the fourth quarter 2015 due to a 121,000 tons increase in shipments and relatively stable operating margin [4], as a USD102 lower steel revenue per ton was offset by an equivalent decrease in operating cost per ton [5]. Steel revenue per ton decreased principally due to lower realized steel prices in Ternium’s main steel markets. The decrease in operating cost per ton was, in Mexico, mainly the result of lower costs of purchased slabs, raw materials and energy, and, in Argentina, principally due to the consumption of previously produced inventories, the U.S. dollar value of which was reduced by the significant Argentine peso depreciation at the end of December 2015.

  Compared to the first quarter 2015, the company’s operating income in the first quarter 2016 was stable on similar operating margin and shipments, as a USD190 decrease in steel revenue per ton was offset by an equivalent decrease in operating cost per ton. Steel revenue per ton decreased principally as a result of lower steel prices in Ternium’s main steel markets, partially offset by a higher value added product mix. The reasons for the decrease in operating cost per ton were the same as in the sequential comparison.

  The company’s net result in the first quarter 2016 was a gain of USD123.6 million, compared to a loss of USD126.5 million in the fourth quarter 2015, a period that included a USD191.9 million impairment charge on Ternium’s investment in Usiminas. Net financial results improved USD31.7 million sequentially, mainly as a result of USD14.9 million better results from changes in fair value of financial instruments and USD11.0 million lower net foreign exchange losses, principally in Ternium’s Argentine subsidiary Siderar in connection with a lower devaluation rate of the Argentine Peso in the first quarter 2016 than in the fourth quarter 2015.

  Relative to the prior-year-period, net income in the first quarter 2016 increased by USD27.8 million mainly due to lower income tax expense and better result from non-consolidated companies, partially offset by higher financial expenses.

  Investment in New Galvanizing Plant in Mexico

  Tenigal SRL de CV (Tenigal), a joint venture between Ternium and Nippon Steel & Sumitomo Metal Corporation (NSSMC) in Mexico, will double its capacity for the manufacturing of hot-dip galvanized and galvannealed steel sheets to serve the Mexican industrial and automotive markets.

  Ternium and NSSMC have agreed that, once completed the facility and technical studies, Tenigal will build a second hot-dip galvanizing line with yearly production capacity of 430,000 metric tons. The new facility is expected to start production in 2019, will be located in Ternium’s industrial center in Pesqueria, in the vicinity of Monterrey City, and will take Tenigal’s annual production capacity to 830,000 metric tons, at a cost of approximately USD300 million.

  The Mexican automotive industry is among the fastest growing automotive industries in the world. With a light vehicle production of 3.4 million units in 2015, the Mexican auto industry’s production is expected to reach 4.9 million units by 2020.

  Market Background and Outlook

  [4] Operating margin is equal to revenue per ton less operating cost per ton.

  [5] Operating cost per ton is equal to cost of sales plus SG&A, divided by shipments.

  Following record steel shipments in Mexico in the first quarter 2016, Ternium expects a moderate sequential increase in steel shipments in the country in the second quarter of the year. The company anticipates continued strong demand in Mexico’s automotive industry for high-value-added products and an overall volume improvement in commercial markets after some inventory destocking in the first quarter 2016. In addition, the steel price environment in the U.S. has continued to improve over the past few months, supported by inventory decreases in the value chain, discipline in mills' capacity utilization, a decline in imports and an uptrend in international steel prices.

  After a relatively weak first quarter, in part related to seasonality, the Argentine steel market is in the process of adjusting to a period of slower economic activity. Consequently, Ternium does not expect an improvement in shipments to this market in the second quarter 2016. In addition, the company anticipates realized steel prices in the Argentine market to remain relatively stable in the second quarter, after a significant decrease following a sharp devaluation of the local currency at the end of December 2015.

  Ternium expects a sequentially higher operating income in the second quarter 2016 as a result of slightly higher shipments and EBITDA per ton. The company anticipates that a sequential increase in average realized prices in the second quarter of the year, on account of the improvement in the steel price environment, will be partially offset by a moderate increase in cost per ton, mostly due to higher costs in Argentina as the effect of the Argentine peso’s devaluation on inventories gradually dissipates.

  Analysis of First Quarter 2016 Results

  Net gain attributable to Ternium’s equity owners in the first quarter 2016 was USD94.4 million, compared to net gain attributable to Ternium’s equity owners of USD68.5 million in the first quarter 2015. Including non-controlling interest, net gain for the first quarter 2016 was USD123.6 million, compared to net gain of USD95.8 million in the first quarter 2015. Earnings per ADS in the first quarter 2016 were USD0.48, compared to earnings per ADS of USD0.35 in the first quarter 2015.

  Net sales in the first quarter 2016 were USD1.7 billion, or 22% lower than net sales in the first quarter 2015. The following table outlines Ternium’s consolidated net sales for the first quarter 2016 and the first quarter 2015:

	Net Sales (million USD)
	1Q 2016	1Q 2015	Dif.
Mexico	990.5	1,238.4	-20%
Southern Region	464.1	631.6	-27%
Other Markets	196.0	241.7	-19%
Total steel products net sales	1,650.6	2,111.7	-22%
Other products[1]	4.4	13.8	-68%
Steel segment net sales	1,655.1	2,125.5	-22%

Mining segment net sales	43.8	57.0	-23%
Intersegment eliminations	(43.4)	(56.4)
Net sales	1,655.5	2,126.1	-22%

  1   The item "Other products" primarily includes pig iron.

  Cost of sales was USD1.3 billion in the first quarter 2016, a decrease of USD441.5 million compared to the first quarter 2015. This was principally due to a USD393.4 million, or 29%, decrease in raw material and consumables used, mainly reflecting lower iron ore, coking coal, scrap, energy and purchased slabs costs; and to a USD48.1 million decrease in other costs, mainly including a USD26.2 million decrease in labor cost, a USD12.4 million decrease in maintenance expenses, a USD9.0 million decrease in depreciation of property, plant and equipment and amortization of intangible assets, and a USD1.5 million decrease in services and fees. In Argentina, cost per ton decreased significantly year-over-year, in part as a result of the effect of the Argentine peso depreciation on the U.S. dollar value of Ternium’s Argentine subsidiary’s inventory as of the end of December 2015.

  Selling, General & Administrative (SG&A) expenses in the first quarter 2016 were USD164.0 million, or 9.9% of net sales, a decrease of USD33.4 million compared to SG&A expenses in the first quarter 2015 mainly due to lower labor costs, freight and transportation expenses, services and fees expenses and lower taxes and contributions (other than income tax).

  Operating income in the first quarter 2016 was USD202.4 million, or 12.2% of net sales, compared to operating income of USD204.1 million, or 9.6% of net sales, in the first quarter 2015. The following table outlines Ternium’s operating income by segment for the first quarter 2016 and first quarter 2015:

	Steel segment			Mining segment	Intersegment eliminations		Total
USD million	1Q 2016	1Q 2015	1Q 2016	1Q 2015	1Q 2016	1Q 2015	1Q 2016	1Q 2015
Net Sales	1,655.1	2,125.5	43.8	57.0	(43.4)	(56.4)	1,655.5	2,126.1
Cost of sales	(1,283.0)	(1,720.2)	(48.0)	(58.0)	44.2	49.8	(1,286.8)	(1,728.3)
SG&A expenses	(161.3)	(194.0)	(2.7)	(3.4)	-	-	(164.0)	(197.4)
Other operating income , net	(1.0)	4.0	(1.4)	(0.3)	-	-	(2.3)	3.7
Operating income (expense)	209.8	215.3	(8.3)	(4.6)	0.8	(6.6)	202.4	204.1

EBITDA	298.9	312.0	3.4	8.0	0.8	(6.6)	303.0	313.4

  Steel reporting segment

  The steel segment’s operating income was USD209.8 million in the first quarter 2016, a decrease of USD5.5 million compared to the first quarter 2015.

  Net sales of steel products in the first quarter 2016 decreased 22% compared to the first quarter 2015, reflecting a USD190 decrease in steel revenue per ton shipped and stable shipments. Revenue per ton decreased 22%, reflecting lower steel prices in Ternium´s main steel markets, partially offset by a better product mix. Shipments were stable year-over-year in the first quarter 2016 mainly due to higher shipments in Mexico offset by lower shipments in the Southern Region.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)
	1Q 2016	1Q 2015	Dif.	1Q 2016	1Q 2015	Dif.	1Q 2016	1Q 2015	Dif.
Mexico	990.5	1,238.4	-20%	1,596.6	1,536.0	4%	620	806	-23%
Southern Region	464.1	631.6	-27%	559.0	622.7	-10%	830	1,014	-18%
Other Markets	196.0	241.7	-19%	274.8	272.2	1%	713	888	-20%

Total steel products	1,650.6	2,111.7	-22%	2,430.5	2,430.9	0%	679	869	-22%
Other products[1]	4.4	13.8	-68%

Steel segment	1,655.1	2,125.5	-22%
[1] The item "Other products" primarily includes pig iron.

  Operating cost decreased 25% year-over-year in the first quarter 2016, mainly as a result of lower raw material, purchased slabs and energy costs, as well as to the effect of the Argentine peso depreciation on the U.S. dollar value of Ternium’s Argentine subsidiary’s inventory as of the end of December 2015.

  Mining reporting segment

  The mining segment’s operating income was a loss of USD8.3 million in the first quarter 2016, compared to a loss of USD4.6 million in the first quarter 2015, mainly reflecting lower net sales partially offset by a lower operating cost.

  Net sales of mining products in the first quarter 2016 were 23% lower than net sales in the first quarter 2015, mainly as a result of lower revenue per ton and lower shipments. Shipments were 834,000 tons, 13% lower than in the first quarter 2015.

	Mining segment
	1Q 2016	1Q 2015	Dif.
Net Sales (million USD)	43.8	57.0	-23%
Shipments (thousand tons)	834.4	964.6	-13%
Revenue per ton (USD/ton)	53	59	-11%

  Operating cost decreased 17% year-over-year, mainly due to the above mentioned 13% decrease in shipment volumes and a 4% decrease in operating cost per ton. The decrease in operating cost per ton was mainly the result of lower energy costs.

  EBITDA in the first quarter 2016 was USD303.0 million, or 18.3% of net sales, compared to USD313.4 million, or 14.7% of net sales, in the first quarter 2015.

  Net financial results were a USD21.8 million loss in the first quarter 2016, compared to a USD5.8 million loss in the first quarter 2015. During the first quarter 2016, Ternium’s net financial interest results totaled a loss of USD9.6 million, compared to a loss of USD21.9 million in the first quarter 2015, reflecting lower indebtedness and weighted average interest rates.

  Net foreign exchange results were a loss of USD19.1 million in the first quarter 2016 compared to a gain of USD9.1 million in the first quarter 2015. The first quarter 2016 loss was mainly due to the negative impact of the Argentine Peso’s 11% depreciation against the U.S. dollar on Ternium’s Argentine subsidiary Siderar’s U.S. dollar financial position. Siderar’s functional currency is the Argentine Peso. These results are non-cash when measured in U.S. dollars and are offset by changes in Ternium’s net equity position in the currency translation adjustments line, as the value of Siderar’s net U.S. dollar position is not altered by the Argentine peso fluctuation when stated in U.S. dollars in Ternium’s consolidated financial statements.

  Change in fair value of financial instruments included in net financial results was a USD7.5 million gain in the first quarter 2016 compared to a USD7.7 million gain in the first quarter 2015.

  Equity in results of non-consolidated companies was a gain of USD2.4 million in the first quarter 2016, compared to a loss of USD9.5 million in the first quarter 2015, mainly due to better results of Ternium’s investment in Usiminas.

  Income tax expense in the first quarter 2016 was USD59.4 million, or 32% of income before income tax expense, compared with an income tax expense of USD93.0 million in the first quarter 2015, or 49% of income before income tax expense.

  Net gain attributable to non-controlling interest in the first quarter 2016 was USD29.2 million, compared to net gain of USD27.3 million in the same period in 2015.

  Cash Flow and Liquidity

  Net cash provided by operating activities in the first quarter 2016 was USD237.4 million. Working capital remained stable in the first quarter 2016 as a result of an aggregate USD119.5 million increase in trade and other receivables, offset by an USD89.4 million decrease in inventories and an aggregate USD28.1 million increase in accounts payable and other liabilities. Inventories decreased in the first quarter 2016, mainly reflecting lower inventory volumes of goods in process, purchased slabs and raw materials, and lower costs of goods in process and finished goods, partially offset by higher cost of raw materials and higher volumes of finished goods.

  Capital expenditures in the first quarter 2016 were USD97.8 million, USD14.0 million higher than capital expenditures in first quarter 2015. The main investments carried out during the period included, in Mexico, those made for the upgrade and expansion of a hot strip mill, the expansion of service center processing capacity and the improvement of environmental and safety conditions at certain facilities and, in Argentina, those made for the expansion and enhancement of the coking facilities, the upgrade of the hot-rolling mill, the enhancement of the steelmaking facilities and the relining of a blast furnace.

  In the first quarter 2016, Ternium had free cash flow of USD139.6 million [6]. During the period the company lent USD22.7 million to its non-consolidated company Techgen. In addition, Ternium’s net repayment of borrowings in the first quarter 2016 was USD85.5 million. As of March 31, 2016, Ternium’s net debt position was USD1.0 billion [7].

  Forward Looking Statements

  Some of the statements contained in this press release are “forward-looking statements”.  Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.  These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

  About Ternium

  Ternium is a leading steel producer in Latin America, with an annual production capacity of approximately 11.0 million tons of finished steel products. The company manufactures and processes a broad range of value-added steel products for customers active in the construction, automotive, home appliances, capital goods, container, food and energy industries.  With production facilities located in Mexico, Argentina, Colombia, the southern United States and Guatemala, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network.  In addition, Ternium participates in the control group of Usiminas, a Brazilian steel company.  More information about Ternium is available at www.ternium.com.

  [6]  Free cash flow in the first quarter 2016 equals net cash provided by operating activities of USD237.4 million less capital expenditures of USD97.8 million.

  [7]  Net debt position at March 31, 2016 equals borrowings of USD1.4 billion less cash and equivalents plus other investments of USD0.4 billion.

  Consolidated Income Statement

USD million	1Q 2016	1Q 2015

Net sales	1,655.5	2,126.1
Cost of sales	(1,286.8)	(1,728.3)
Gross profit	368.7	397.8
Selling, general and administrative expenses	(164.0)	(197.4)
Other operating (expenses) income, net	(2.3)	3.7
Operating income	202.4	204.1

Finance expense	(12.7)	(24.0)
Finance income	3.0	2.1
Other financial (expenses) income, net	(12.2)	16.1
Equity in earnings (losses) of non-consolidated companies	2.4	(9.5)
Profit before income tax expense	183.0	188.8
Income tax expense	(59.4)	(93.0)
Profit for the period	123.6	95.8

Attributable to:
Owners of the parent	94.4	68.5
Non-controlling interest	29.2	27.3
Profit for the period	123.6	95.8

  Consolidated Statement of Financial Position

USD million	March 31, 2016	December 31, 2015

Property, plant and equipment, net	4,134.1	4,207.6
Intangible assets, net	874.0	888.2
Investments in non-consolidated companies	251.2	250.4
Deferred tax assets	101.9	98.1
Receivables, net	52.7	36.1

Total non-current assets	5,413.8	5,480.4

Receivables	95.6	89.5
Derivative financial instruments	-	1.8
Inventories, net	1,455.3	1,579.1
Trade receivables, net	618.5	511.5
Other investments	234.7	237.2
Cash and cash equivalents	183.6	151.5
Total current assets	2,587.8	2,570.5

Non-current assets classified as held for sale	12.8	11.7

Total assets	8,014.3	8,062.6

Capital and reserves attributable to the owners of the parent	4,071.5	4,033.1
Non-controlling interest	713.3	769.8

Total Equity	4,784.8	4,803.0

Provisions	6.9	8.1
Deferred tax liabilities	568.8	609.5
Other liabilities	319.8	320.7
Trade payables	13.4	13.4
Borrowings	595.2	607.2
Total non-current liabilities	1,504.1	1,559.0

Current income tax liabilities	72.6	41.1
Other liabilities	228.9	156.7
Trade payables	575.2	568.5
Derivative financial instruments	14.8	20.6
Borrowings	833.8	913.8
Total current liabilities	1,725.4	1,700.6

Total liabilities	3,229.5	3,259.6

Total equity and liabilities	8,014.3	8,062.6

  Consolidated Statement of Cash Flows

USD million	1Q 2016	1Q 2015
	(Unaudited)

Profit for the period	123.6	95.8

Adjustments for:
Depreciation and amortization	100.7	109.3
Equity in (earnings) losses of non-consolidated companies	(2.4)	9.5
Changes in provisions	0.1	0.7
Net foreign exchange results and others	17.7	7.4
Interest accruals less payments	2.6	(1.9)
Income tax accruals less payments	(2.9)	31.4
Results on the sale of participation in subsidiary company	-	1.7
Changes in working capital	(1.9)	69.9

Net cash provided by operating activities	237.4	323.8

Capital expenditures	(97.8)	(83.8)
Proceeds from the sale of property, plant & equipment	0.2	0.4
Sale of participation in subsidiary company, net of cash disposed	-	(0.7)
Dividends received from non-consolidated companies	0.1	-
Loans granted to non-consolidated companies - Techgen	(22.7)	-
Decrease (Increase) in Other Investments	2.5	(27.7)

Net cash used in investing activities	(117.7)	(111.8)

Contributions from non-controlling shareholders in consolidated subsidiaries	-	30.9
Proceeds from borrowings	207.4	128.0
Repayments of borrowings	(292.9)	(318.3)

Net cash used in by financing activities	(85.5)	(159.4)

Increase in cash and cash equivalents	34.2	52.5

Shipments
Thousand tons	1Q 2016	1Q 2015	4Q 2015

Mexico	1,596.6	1,536.0	1,406.7
Southern Region	559.0	622.7	643.6
Other Markets	274.8	272.2	259.3
Total steel segment	2,430.5	2,430.9	2,309.6

Total mining segment	834.4	964.6	906.1

Revenue / ton
USD/ton	1Q 2016	1Q 2015	4Q 2015

Mexico	620	806	678
Southern Region	830	1,014	1,010
Other Markets	713	888	770
Total steel segment	679	869	781

Total mining segment	53	59	50

Net Sales
USD million	1Q 2016	1Q 2015	4Q 2015

Mexico	990.5	1,238.4	954.2
Southern Region	464.1	631.6	650.3
Other Markets	196.0	241.7	199.6
Total steel products	1,650.6	2,111.7	1,804.1
Other products[1]	4.4	13.8	5.3
Total steel segment	1,655.1	2,125.5	1,809.4

Total mining segment	43.8	57.0	45.4

Total steel and mining segments	1,698.9	2,182.5	1,854.8

Intersegment eliminations	(43.4)	(56.4)	(44.8)

Total net sales	1,655.5	2,126.1	1,809.9

  1   The item “Other products” primarily includes pig iron.